INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

August 29, 2022

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II File No. 333-191476 and 811-22894 (the “Registrant”) on behalf of The Diplomat Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Samantha Brutlag of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 29, 2022, regarding Post-Effective Amendment No. 310 to the Registrant’s Form N-1A registration statement (the “Registration Statement”) filed on June 16, 2022, with respect to The Diplomat Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses

1.	Please provide the Fund’s completed ticker symbol, fee table and example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s ticker symbol is EMWIX. The Fund’s completed fee table and example are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees to financial intermediaries which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)
Wire fee	$20
Overnight check delivery fee	$25
Retirement account fees (annual maintenance fee)	$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.90%
Distribution (Rule 12b-1) fees	None
Other expenses[1]	0.13%
Total annual fund operating expenses	1.03%
Fees waived and/or expenses reimbursed[2]	(0.03%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[2]	1.00%

[1]	“Other expenses” have been estimated for the current fiscal year. Actual expenses may differ from estimates.
[2]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any Rule 12b-1 fees, shareholder servicing fees, taxes, interest on borrowings, expenses incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.00% of the average daily net assets of the Fund. This agreement is in effect until September 7, 2023, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years
$102	$325

Principal Investment Strategies

2.	Please confirm that the Fund may use futures to increase the Fund’s duration and indicate whether there is a limit on how high the Fund’s duration may go using futures.

Response: The Fund may use futures to increase or decrease total duration +/- 10 years from the portfolio’s base duration. Assuming a base duration of 7 years, this would mean the total duration could be modified from -3 years to +17 years duration.

3.	The third paragraph states “the Fund will employ limit orders on its positions in Interest Rate Futures to reduce downside volatility.” Please add disclosure explaining what limit orders are and how they work.

Response: The Registrant has added the following disclosure:

A “limit order” is an order placed with a broker to buy or sell a prescribed number of bonds, contracts or shares at a specified price or better and is used to help control the Fund’s portfolio exposures and trading costs.

Principal Risks

4.	The second sentence under “Derivatives Risk” states “major types of derivatives include futures, options, swaps and forward contracts.” Please confirm whether “options, swaps and forward contracts will be utilized by the Fund as it is not clear whether the Fund will use these other types of derivatives or whether the risk disclosure is explaining generally other types of derivatives.

Response: This sentence is explaining the other types of derivatives in general, and the Fund does not intend to use options, swaps and forward contracts as part of the Fund’s principal investment strategies. To avoid confusion, the Registrant has removed this sentence from the risk disclosure.

Portfolio Managers

5.	Please add disclosure that each portfolio manager has managed the Fund since its inception, including the month and year.

Response: The Registrant has revised the disclosure as follows:

Andrew Ball and Vlad Kotlyarsky have been jointly and primarily responsible for the day-to-day management of the Fund’s portfolio since its inception in September 2022.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

6.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Item 9 disclosure.

7.	As described under “Derivatives Risk” are “Hedging Transactions” part of the Fund’s principal investment strategies? If so, please add disclosure to the Fund’s Summary Section. If hedging transactions are not part of the Fund’s principal investment strategies, please move this discussion to a non-principal risks section or otherwise indicate that it is a non-principal risk.

Response: Hedging transactions are not part of the Fund’s principal investment strategies; therefore, this risk disclosure has been removed from the Fund’s prospectus.

8.	Under “Fund Expenses” it indicates that the Fund’s investment advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of any reduction in advisory fees or payments made to the Fund for a period ending three full fiscal years after the date of the reduction or payment. The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years, consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the investment advisor. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the Fund’s independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: The Registrant confirms that the Fund’s investment advisor may seek reimbursement from the Fund of any reduction in advisory fees or payments made to the Fund for a period of three years from the date of the waiver of payment. The Registrant has revised the sentence as follows:

Any reduction in advisory fees or payment of the Fund’s expenses made by the Advisor in a fiscal year may be reimbursed by the Fund for a period ending three years after the date of reduction or payment if the Advisor so requests.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

9.	Please add a concentration policy to the Fund’s investment limitations contained in the SAI.

Response: The Registrant has added the following disclosure:

The Fund may not invest 25% or more of its total assets, calculated at the time of purchase, in any one industry (other than securities issued by the U.S. government, its agencies or instrumentalities).

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake Secretary

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